Exhibit 3.3
CERTIFICATE OF AMENDMENT
TO
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
ACQUICOR TECHNOLOGY INC.
Gilbert F. Amelio hereby certifies as follows:
1.  The name of the Corporation is “Acquicor Technology Inc.”
2.  The Corporation’s original Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on August 12, 2005 (the “Certificate of Incorporation”).
3.  Article Fourth of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended and restated to read, in full, as follows:
     "Fourth.  The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is Seventy One Million (71,000,000), Seventy Million (70,000,000) shares of which shall be designated “Common Stock,” having a par value of $0.0001 per share, and One Million (1,000,000) shares of which shall be designated “Preferred Stock,” having a par value of $0.0001 per share. Effective immediately on the date this Certificate of Amendment to Amended and Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware, each Six Million Two Hundred and Fifty Thousand (6,250,000) shares of Common Stock issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into Four Million Three Hundred Thirty Three Thousand Three Hundred and Thirty Four (4,333,334) shares of Common Stock. No fractional shares shall be issued and, in lieu thereof, any holder of less than one share of Common Stock shall be entitled to receive cash for such holder’s fractional share based on fair market value of a full share, as determined in good faith by the Corporation’s Board of Directors.
          A.  Preferred Stock.  The Board of Directors is expressly granted authority to issue shares of Preferred Stock, in one or more series, and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series (a “Preferred Stock Designation”) and as may be permitted by the DGCL. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a

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vote of any such holders is required to take such action pursuant to any Preferred Stock Designation.
          B.  Common Stock.  Except as otherwise required by law or as otherwise provided in any Preferred Stock Designation, the holders of Common Stock shall exclusively possess all voting power and each share of Common Stock shall have one vote.”
4.  This Certificate of Amendment of Amended and Restated Certificate of Incorporation was duly adopted by the directors and stockholders of the Corporation in accordance with the applicable provisions of Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware.

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     IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to Amended and Restated Certificate of Incorporation to be signed by Gilbert F. Amelio, Ph.D., its Chairman and Chief Executive Officer, as of this 19th day of January, 2006.

/s/ Gilbert F. Amelio
Gilbert F. Amelio, Ph.D.
Chairman and Chief Executive Officer

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